Mail Stop 4561

March 27, 2008

Mr. Michael V. Pappagallo
Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

> **Re: Kimco Realty Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-10899**

Dear Mr. Pappagallo:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-K for the year ended December 31, 2007

Financial Statements

Property Acquisitions, Developments and Other Investments:

Kimsouth-, page 89

1. Please tell us the facts and circumstances which led to the recording of the $54.3 million extraordinary gain during 2007. Within your response, please ensure that you addressing the timing of the recognition. Lastly, please tell us how you have complied with the relevant accounting literature, including SFAS 141 and APB 18.

Investment and Advances in Real Estate Joint Ventures

Kimco / G.E. Joint Venture (KROP"), page 95

2. Please tell us the amount of gain, if any, you recognized upon the transfer of ten operating properties from KROP to a new joint venture in which you hold a 15% non-controlling ownership interest. Within your response, please tell us how you complied with SFAS 66 regarding this transaction.

Other Real Estate Joint Ventures -, page 99

3. We note your disclosure which indicates that the Registrant's share of aggregate gain was approximately $24.9 million related to the 2007 sales of seven properties by joint ventures in which the Registrant had non-controlling interests. Please help us to understand why the Registrant's share appears to represent the majority of the $42.7 million aggregate gain which is a higher share than one might expect from joint ventures where you hold non-controlling interests.

Exhibits 31.1 and 31.2

4. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief